Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary is a description of the material terms of our capital stock. This summary is not complete, and is qualified by reference to our amended and restated certificate of incorporation, and our amended and restated bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporations Law for additional information.

Authorized Capital Stock

Our amended and restated certificate of incorporation authorizes us to issue 105,000,000 shares of capital stock consisting of 100,000,000 shares of common stock, par value $0.00001 per share and 5,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

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Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our amended and restated certificate of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Warrants

Other Warrants

Prior to our initial public offering, we issued five or ten year warrants to various consultants to purchase the Company’s common stock with exercise prices ranging from $0.004 to $1.00. As of December 31, 2022, 120,944 of these warrants remain outstanding.

Related Party Warrants

On August 28, 2020, the Company entered into consulting agreements with Pink Possum LLC (“Pink Possum”), an entity controlled by Christian Okonsky and Highbridge Consultants, LLC (“Highbridge”), an entity controlled by Adrian James, the Company’s founders, pursuant to which Messrs. Okonsky and James provide the Company with services. In consideration for entering into the consulting agreements, the Company issued the two entities ten-year warrants to purchase the Company’s common stock at an exercise price of $0.004 per share. The number of shares of common stock issuable pursuant to the warrants was based on the number of shares of the Company’s common stock outstanding at the time of exercise and provided that Pink Possum and Highbridge would receive 18.75% and 25%, respectively, of the Company’s shares of common stock outstanding at the time of exercise on a fully diluted basis. On March 26, 2021 and March 25, 2021, respectively, Pink Possum and Highbridge entered into amendments to the consulting agreements agreeing to exchange the original warrants for new ten-year warrants to purchase 4,750,000 and 6,250,000 shares, respectively, of common stock at an exercise price of $0.98, of which, as of December 31, 2022, only the warrants issued to Pink Possum remain outstanding.

Pre-IPO Placement Warrants

In connection with certain pre-IPO financings, we issued a foreign broker five year warrants to purchase shares of Series A preferred stock at $2.57 per share and shares of Series B preferred stock at $3.80 per share (included in the Series B warrants were 23,345 to Aegis Capital Corp. (“Aegis”), the representative of the underwriters in our initial public offering ). Upon completion of our initial public offering, such warrants converted to purchase shares of the Company’s common stock. As of December 31, 2022, 19,411 of these warrants remain outstanding.

Underwriter Warrants

In connection with our initial public offering completed on October 8, 2022, we entered into the Underwriting Agreement, pursuant to which we agreed to issue to Aegis a five-year warrant to purchase up to 162,594 shares of the Company’s common stock at an exercise price of $6.88.

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In connection with our public offering completed on February 1, 2022, we entered into the Underwriting Agreement, pursuant to which we agreed to issue to Aegis a five-year warrant to purchase up to 333,334 shares of the Company’s common stock at an exercise price of $3.75.

2022 Warrants

On August 22, 2022, we entered into a securities purchase agreement (“SPA”) with Empery Asset Master, LTD, Empery Tax Efficient, LP and Empery Debt Opportunity Fund, LP, pursuant to which we agreed to issue and sell in a private placement warrants to purchase up to 9,057,971 shares of common stock with an initial exercise price of $2.85 per share of common stock (the “2022 Warrants”). The 2022 Warrants are immediately exercisable for five years and entitle the investors to purchase 9,057,971 shares of the Company’s common stock at an initial exercise price of $2.85, subject to adjustment under certain circumstances described in the 2022 Warrants. The 2022 Warrants contain certain exercise limitations, providing that no exercise may be made if, if after giving effect to the exercise, the holder, together with any of its affiliates, would beneficially own in excess of 4.99% of the Company’s outstanding shares of common stock immediately after giving effect to such exercise.

Placement Agent Warrant

On August 22, 2022, we entered into a placement agent agreement, pursuant to which we agreed to issue to Aegis a five-year warrant to purchase up to 603,864 shares of the Company’s common stock at an exercise price of $3.5625.

Convertible Notes

On August 22, 2022, we entered into the SPA with Empery Asset Master, LTD, Empery Tax Efficient, LP and Empery Debt Opportunity Fund, LP, pursuant to which we agreed to issue and sell in a private placement senior convertible notes (the “Convertible Notes”) in an aggregate principal amount of $27,173,913, at an initial conversion price of $2.25 per share of the Company’s common stock and subject to adjustment upon the occurrence of specified events. The Convertible Notes are the senior unsecured obligations of the Company and were issued with an original issue discount of 8.0%. The Convertible Notes bear no interest until an event of default has occurred, upon which interest accrues at 10.0% per annum. The Convertible Notes mature on February 24, 2024, unless earlier converted (only upon the satisfaction of certain conditions) (the “Maturity Date”). The Maturity Date may be extended at the sole option of the investor, under certain circumstances specified therein. The Company may, at its election, force conversion of the Convertible Notes if at any time after the issuance date, the weighted average price of the common stock for ten consecutive trading days equals or exceeds $3.50, subject to certain limitations described in the Convertible Notes. The Convertible Notes contain certain conversion limitations, providing that no conversion may be made if, after giving effect to the conversion, the holder, together with any of its affiliates, would beneficially own in excess of 9.99% of the Company’s outstanding shares of common stock after giving effect to such conversion.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement were mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors.

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No Written Consent of Stockholders. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of voting stock of the Company with the power to vote generally in an election of directors, voting together as a single class.

Preferred Stock. Our amended and restated certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See the section titled “Preferred Stock” above.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the DGCL.

Listing

Our common stock is listed on the Nasdaq under the symbol “VLCN”.

Transfer Agent

The transfer agent for our common stock is Computershare.

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